gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

December 13, 2006

Ms. Keira Ino

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

International Food and Wine Consultants, Inc.

SB-2/A6

File No.: 333-136487

Dear Ms Ino:

As per your inquiry regarding miscellaneous expenses in 2005 amounting to $9,290, we have been advised that the breakdown may be summarized as follows:

Cash Expenditures (out-of-pocket, not itemized)	$2,000
Magazine Subscriptions	$1,036
Purchase of various food ingredients for testing purposes	$1,332
Travel specifically related to potential new site locations in Italy, including lodging and meals.	$3,773
Miscellaneous	$1,149
Total	$9,290

If absolutely necessary and required, we can indicate this information verbatim in the same paragraph where we refer to the aforesaid Miscellaneous Expenses.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

cc:

International Food and Wine Consultants, Inc.